ACREX VENTURES LTD.

Suite 1400 – 570 Granville Street, Vancouver, B.C.  V6C 3P1

Tel:  (604) 618-1758     Fax:  (604) 687-4212

News Release

Thursday, January 4, 2007, Vancouver, B.C.

         Symbol“AKV”: TSX Venture Exchange

SEC Form 20F Registration CIK:  1194506

Symbol “AXVEF”: OTC BB

NEW INVESTOR RELATIONS AGENT APPOINTED

Acrex Ventures Ltd. (the "Company") is pleased to announce that it has appointed, as its new Investor Relations Agent, Andrew Barwicki of Island Park, New York, U.S.A.  His engagement is on a month-to-month basis at $3,400 (U.S.) per month.

Andew Barwicki will play an integral role in maximizing value for our shareholders by communicating our corporate strategy and introducing the Company to leaders in the investment community," said Malcolm Powell, Acrex’s President and Chief Executive Officer. "Mr. Barwicki’s experience working with small-cap companies will provide an excellent match for our communication needs."

Mr. Barwicki has 15 years experience in finance and marketing.  He has worked in numerous industries and represented public companies in various sectors.

The appointment of the Company’s former I/R Agent, Barry Kaplan Associates, terminated earlier.

FOR FURTHER INFORMATION PLEASE CONTACT:

Investor Relations -

Tel:   604-618-1758

e-mail:    info@acrexventures.com

Fax:  604-687-4212

website:  www.acrexventures.com

ACREX VENTURES LTD.

   “Malcolm Powell”

Per:

T.J. Malcolm Powell,

President

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this Release.